Exhibit 99.5
Second Quarter 2008 Results Hydrogenics Corporation Hydrogen energy storage and power systems

Safe Harbor Statement This presentation contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. You should not place undue reliance on these forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. 2

Business Update 3

Electricity demand is growing and fossil fuel costs are rising Governments are setting aggressive renewable energy targets Electric utilities are not able to accept a meaningful amount of renewable energy due to its intermittent nature Energy security and environmental impact concerns Global acceptance of climate change issues established Hydrogen generation by electrolysis is now fully mature Fuel cell costs have decreased 80% in 5 years Fuel cell durability has increased more than 10 fold in 3 years Initial projects are now being delivered and interest is rapidly rising INCREASING TRENDS DECREASING COSTS Energy storage is seen as the enabling solution for increasing renewable energy 4 Market Drivers Hydrogen Energy Storage and Power Systems

Hydrogen Energy Storage System OPPORTUNITY Hydrogen can be produced and stored economically for instantaneous electricity production Fuel cells can be used as electricity generators and over time replace conventional combustion power plants and diesel generators BENEFITS Match intermittent renewable energy supply with demand Enable renewable energy to be used for baseload power eliminating high cost and carbon emitting power plants Enable load profiling including grid optimization and peak shaving opportunities Hydrogen Generation and Compression Module Hydrogen Storage Module Fuel Cell Wind Solar Electrical grid 5 Remote Community Power Industrial Hydrogen Grid Balancing Hydrogen Fueling System Integration Software Power Electronics

Competitive Energy Storage Technologies



System Power Ratings
Discharge Time at Rated Power
Renewable Energy Storage
Days
Hours
Small Power Storage
Power Quality
Minutes
Seconds
Hydrogen Energy Storage
Metal-Air Batteries
Flow Batteries
ZnBr VRB PSB
NaS Batteries
Pumped Hydro
Compressed Air Energy Storage
Long Duration Fly Wheels
High Energy Super Capacitors
Lead-Acid Batteries
Ni-Cd
Li-ion
Other Adv. Batteries
High Power Fly Wheels
High Power Supercaps
Superconducting Magnetic Energy Storage
1 kW
10 kW
100 kW
1 MW
10 MW
100 MW
1 GW

Source: Electricity Storage Association

www.hydrogenics.com 6

Product and Technology Roadmap Our product development roadmap is focused on four primary areas: Increase scale of electrolyzer and fuel cell Enhance product efficiency Increase proprietary IP and software around systems integration capabilities Reduce overall system capital costs 7 2 1 3 4

Financial Update 8

2007 2008 OnSite Generation 5.4 6.6 Power Systems 1.7 2.1 Test Systems 2.4 0.1 9 Notes Revenues were $8.8 million for the second quarter of 2008. Excluding Test Systems, revenues increased 23% from the comparable period in 2007. Revenues Revenues Three months ended June 30, 2008 $M $M Revenues by Business Unit 9.5 8.8 23%

2007 2008 OnSite Generation 7.1 13.9 Power Systems 3.3 3.1 Test Systems 5.9 2.5 10 Revenues Revenues Six months ended June 30, 2008 $M $M 63% Revenues by Business Unit 16.3 19.5 Notes Revenues were $19.5 million for the six months ended June 30, 2008. Excluding Test Systems, revenues increased 63% from the comparable period in 2007.

11 Gross Profit Three months ended June 30, 2008 Gross Profit by Business Unit % 10.2 22.4 12.2 percentage points Gross Profit Notes Gross Profit was 22.4% for the three months ended June 30, 2008, an increase of 12.2 percentage points from the comparable period in 2007. Growth Profit of 4.4% in the Power Systems business unit reflects a $0.4 million provision for possible excess inventory due to product mix. 4.4% 2007 2008 Test Systems Power Systems OnSite Generation

12 Gross Profit Gross Profit by Business Unit Gross Profit % Notes Gross Profit was 19.7% for the six months ended June 30, 2008, an increase of 8.2 percentage points from the comparable period in 2007. Exclusive of Test Systems, gross profit was 19.5% for the six months ended June 30, 2008. 11.5 19.7 8.2% Six months ended June 30, 2008% 2007 2008 Test Systems Power Systems OnSite Generation

Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations. 13 3% Cash Operating Expenses Notes Cash Operating Expenses for the three months ended June 30, 2008 include $0.4 million of costs attributable to our Test Systems business. Cash Operating Expenses, net of the above-noted item, were $5.5 million. R&D expenses are primarily attributable to back up power and light mobility initiatives within our Power Systems business. Three months ended June 30, 2008 $M 5.9 6.2

14 Cash Operating Expenses Six months ended June 30, 2008 $M Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development, less stock-based compensation expense and deferred compensation expense indexed our share price. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 20 for a reconciliation of this measure to loss from operations. 25% 11.6 15.5 Notes Cash Operating Expenses for the six months ended June 30, 2008 include $0.7 million of costs attributable to our Test Systems business.

15 Net Loss Three months ended June 30, 2008 $M 4.3 3.8 14% Notes Cash Loss includes $0.9 million of compensation accruals indexed to our share price, $0.4 million of costs attributable to our Test Systems business and $0.4 million of inventory reserves.

16 Net Loss $M 8.6 12.1 Six months ended June 30, 2008 29%

17 Order Backlog Q1 Backlog Orders Received Orders Delivered Q2 Backlog OnSite Generation $ 21.0 $ 6.2 $ 6.6 $ 20.6 Power Systems 8.5 1.7 2.1 8.1 Test Systems 0.1 - 0.1 - Total $ 29.6 $ 7.9 $ 8.8 $ 28.7 As at June 30, 2008 ($M) Note In addition to revenue recognized in the six months ended June 30, 2008, we currently expect to deliver and recognize as revenue, more than 70% of our total order backlog in the remainder of 2008.

18 Balance Sheet Highlights Cash and cash equivalents, short-term investments and restricted cash $ 29.8 $ 30.6 (0.8) (2.7) Accounts and grants receivable 7.1 13.6 (6.5) (4.8) Inventories 12.9 12.7 0.2 1.5 Accounts payable and accrued liabilities 18.3 18.1 0.2 1.1 Dec. 31 2007 $ % As at June 30, 2008 ($M) Change Jun. 30 2008

19 Q2 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 21 for a reconciliation of this measure. 2008 2007 Change Change $ % Revenues 8.8 9.5 (0.7) (7.4) Gross Profit 2.0 1.0 1.0 100 % of Revenues 22.4 10.2 Operating Expenses Selling, general and administrative 5.3 4.9 0.4 8.2 Research and product development 1.7 1.7 - - Total operating expenses 7.0 6.6 0.4 6.0 EBITDA* (5.0) (5.6) 0.6 10.7 (in $ millions) Notes 2008 EBITDA includes $0.9 million of compensation accruals indexed to our share price, $0.4 million of costs attributable to our Test Systems business and $0.4 million of inventory reserves.

20 Reconciliation of Non-GAAP Measures Three months ended June 30, 2008 Six months ended June 30, 2008 Cash Operating Costs $ 5.9 $ 11.6 Less: Gross profit (2.0) (3.8) Add: Deferred compensation indexed to share price 0.9 0.8 Add: Stock-based compensation 0.2 0.4 Add: Amortization of property, plant and equipment 0.3 0.5 Add: Amortization of intangible assets 0.1 0.1 Loss from operations $ 5.4 $ 9.6 Cash Operating Costs ($M)

21 Reconciliation of Non-GAAP Measures Three months ended June 30, 2008 Three months ended June 30, 2007 EBITDA loss $ 5.0 $ 5.6 Add: Amortization of property, plant and equipment 0.3 0.2 Add: Amortization of intangible assets 0.1 0.1 Less: Other income (1.1) (2.1) Net loss $ 4.3 $ 3.8 EBITDA ($M)

Take Aways Energy storage of intermittent renewable power is a tremendous market opportunity Over 3.8GW of installed solar and 94GW of wind capacity currently installed Ability to turn intermittent/off-peak power into baseload power Comprehensive product offering encompassing all significant aspects of hydrogen energy storage and power systems Well positioned with technology, IP and product portfolio to address burgeoning markets Multi-billion dollar markets in energy storage, OnSite Generation, backup power and light mobility First mover advantages evidenced by product offering, initial orders, worldwide sales funnel and focused market engagement strategy Established pipeline of sales in each segment Order backlog of $27.5 million as at June 30, 2008 Several recent and anticipated contract wins on energy storage Strong track record of revenue growth Well performing core business: US$30+ million run rate as a platform for growth Experienced management team with demonstrated results 22 Market Product Sales and Marketing Corporate Financial

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